Exhibit 99.25

CONSENT OF EXPERT
March 31, 2022
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Peter Lind, do hereby consent to the filing of the written disclosure regarding:
•the “Technical Report for the Lamaque Project, Québec, Canada”, effective December 31, 2021;
•the “Technical Report, Kışladağ Gold Mine, Turkey” with an effective date of January 17, 2020;
•the “Technical Report, Efemçukuru Gold Mine, Turkey” with an effective date of December 31st, 2019;
•the “Technical Report, Olympias Mine, Greece”, with an effective date of December 31, 2019; and
•other information pertaining to these projects
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2021 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2021 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Peter Lind
Peter Lind, P. Eng.

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